SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549






                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                         Premier Research Worldwide Ltd.
                         -------------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)



                                    740568100
                                    ---------
                                 (CUSIP Number)


                                December 31, 1998
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     [x] Rule 13d-1(b)
     [_] Rule 13d-1(c)
     [_] Rule 13d-1(d)



                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No. 740568100                                           Page 2 of 6 Pages
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Gilder Gagnon Howe & Co. LLC
         13-3174112
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |_|

                                                                     (b)   |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                               5)  SOLE VOTING POWER
                                   15,775
         NUMBER                -------------------------------------------------
         OF                    6)  SHARED VOTING POWER
         SHARES                    None
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              7)  SOLE DISPOSITIVE POWER
         EACH                      None
         REPORTING             -------------------------------------------------
         PERSON                8)  SHARED DISPOSITIVE POWER
         WITH                      1,925,265
--------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,925,265
--------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                           |_|
--------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         26.6%
--------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON

         BD
--------------------------------------------------------------------------------

                                                   Schedule 13G

Item 1(a).   Name of Issuer:

Premier Research Worldwide Ltd.

Item 1(b).   Address of Issuer's Principal Executive Offices:

124 South 15th Street
Philadelphia, PA 19102

Item 2(a).   Name of Person Filing:

Gilder Gagnon Howe & Co. LLC

Item 2(b).   Address of Principal Business Office or, if None, Residence:

1775 Broadway, 26th Floor
New York, NY  10019

Item 2(c).   Citizenship:

New York

Item 2(d).   Title of Class of Securities:

Common Stock

Item 2(e).   CUSIP Number:

740568100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

           (a) [X] Broker or Dealer Registered Under Section 15 of the Act
                   (15 U.S.C. 78o)
           (b) [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

           (c) [_] Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

           (d) [_] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

           (e) [_] Investment     Adviser     in     accordance     with
                   ss.240.13d-1(b)(1)(ii)(E)


                                Page 3 of 6 Pages

           (f) [_] Employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F)

           (g) [_] Parent Holding Company or control person in accordance with ss.240.13d-1(b)(ii)(G)

           (h) [_] Savings Association as defined in ss.3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

           (i) [_] Church plan that is excluded from the definition of an investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

           (j) [_] Group, in accordance with ss.240.13d-1(b)(ii)(J)

Item 4.      Ownership.

             (a)  Amount beneficially owned:  1,925,265

             (b)  Percent of class:   26.6%

             (c) Number of shares as to which such person has:

                    (i)  Sole power to vote or to direct the vote: 15,775

                    (ii) Shared power to vote or to direct the vote: None

                    (iii)Sole power to dispose or to direct the  disposition of:
                         None

                    (iv) Shared  power to dispose  or to direct the  disposition of: 1,925,265

The shares reported include 1,677,215 shares held in customer accounts over which members and/or employees of the Reporting Person have discretionary authority to dispose of or direct the disposition of the shares, 232,175 shares held in accounts owned by the members of the Reporting Person and their families, and 15,775 shares held in the account of the profit-sharing plan of the Reporting Person ("the Profit-Sharing Plan").

Item 5.   Ownership of Five Percent or Less of a Class.

Not applicable.


                                Page 4 of 6 Pages

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

         The owners of the accounts (including the Profit-Sharing Plan) in which the shares reported on this Schedule are held have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.      Identification and Classification of Members of the Group.

Not applicable.

Item 9.      Notice of Dissolution of Group.

Not applicable.

Item 10.     Certification.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




                                Page 5 of 6 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                         February 16, 1999
                                         ----------------------
                                             Date


                                         /s/ Walter Weadock
                                         ---------------------
                                             Signature


                                         Walter Weadock, Member
                                         ----------------------
                                             Name/Title


                                Page 6 of 6 Pages